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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

COMMISSION FILE NUMBER: 0-4408

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Resource America, Inc. Investment Savings Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Resource America, Inc.
One Crescent Drive, Suite 203
Navy Yard Corporate Center
Philadelphia, PA 19112

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RESOURCE AMERICA, INC.
INVESTMENT SAVINGS PLAN

I N D E X

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Resource America, Inc. Investment Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Resource America, Inc. Investment Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Resource America, Inc. Investment Savings Plan as of December 31, 2013 and 2012 and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
June 25, 2014

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
ASSETS
Investments, at fair value	$22,171,785	$17,254,839
Interest bearing cash	—	89,146
Receivables:
Notes receivable from participants	362,761	310,612
Participant contributions	—	4,799
Employer contributions	2,332	2,246
Dividends and interest	338	342
	365,431	317,999
Total assets	22,537,216	17,661,984

LIABILITIES
Accrued liabilities	(246)	(15,230)
Total liabilities	(246)	(15,230)

Net assets available for benefits, at fair value	22,536,970	17,646,754
Adjustment from fair value to contract value for interests in a collective trust relating to a fully benefit-responsive investment contract	(2,951)	(12,404)
NET ASSETS AVAILABLE FOR BENEFITS	$22,534,019	$17,634,350

The accompanying notes are an integral part of these statements.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

Contributions:
Participants	$1,615,114
Employer	657,366
Rollovers	314,157
Total contributions	2,586,637

Interest income on notes receivable from participants	14,072

Investment income:
Interest and dividend income	904,148
Net appreciation in fair value of investments	3,310,491
Net investment income	4,214,639

Deductions:
Benefits paid to participants	(1,909,312)
Plan expenses	(6,367)
NET INCREASE	4,899,669

Net assets available for benefits:
Beginning of year	17,634,350
End of year	$22,534,019

The accompanying notes are an integral part of this statement.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 and 2012

NOTE A ‑ DESCRIPTION OF THE PLAN

The following brief description of the Resource America, Inc. Investment Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Resource America, Inc. (the “Company” or "Plan Sponsor"), covering substantially all employees of the Company and its subsidiaries, except employees of Parkwin Services, LLC. Employees become eligible to participate in the employee deferred portion of the Plan beginning on the first day of the month following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may elect to defer up to 100% of their pre-tax annual compensation, as defined in the Plan document and subject to annual limitations under the Internal Revenue Code (“IRC”). Participants may elect to have all or any portion of their salary deferral contributions treated as Roth 401(k) contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also make rollover contributions from other qualified plans.

The Plan was amended and restated on November 16, 2011 to become a Safe Harbor Plan effective as of January 1, 2012. Effective for the Plan year beginning January 1, 2012, the Company matching contribution is 100% of the first 3% of eligible compensation the participant contributes to the Plan and 50% of the next 2% of eligible compensation contributed to the Plan, with a maximum employer match of 4% of eligible compensation. Participants are eligible to receive matching contributions upon the achievement of 1,000 hours of service and twelve months of service. In addition, elective deferrals and matching contributions made after January 1, 2012 are 100% vested. In addition to matching contributions, the Company may make discretionary contributions as determined by the Company's board of directors. Discretionary contributions are allocated based on a participant's compensation as defined in the Plan document. Contributions are subject to certain IRC limitations. The Company's matching contributions totaled $657,366 for the year ended December 31, 2013. The Company did not make any discretionary contributions for the year ended December 31, 2013.

Participants may elect to change their deferral percentage on a pay period basis. Participants direct the investment of their deferral contributions and the Company matching contributions into various investment options offered by the Plan. At December 31, 2013, the Plan's investment options included 15 mutual funds, one collective trust, and Resource America, Inc. (NASDAQ: REXI) common stock. At December 31, 2012, the Plan's investment options included 12 mutual funds, one collective trust and Resource America common stock. The Plan also allows participants to invest in Self-Directed Brokerage accounts, which may be invested only in securities traded on active exchanges.

Participant Accounts

Each participant's account is credited with the participant's contributions, rollover contributions, the Company's matching contributions, an allocation of the Company's discretionary contribution (if any), actual investment earnings, plan expenses and actual investment losses. The benefit to which a participant is entitled is the vested portion of the participant's account.

Vesting

Participants are immediately vested in employee contributions, as adjusted for actual earnings or losses thereon. Vesting in the Company's safe harbor employer matching portions of their account balance earned after January 1, 2012 are immediately 100% vested. Vesting of Company employer discretionary contributions and employer matching portions earned prior to January 1, 2012 is based on years of continuing service; a participant vests at the rate of 20% per year such that a participant is 100% vested after five years of credited service. Employer contributions are fully vested upon death or disability of the participant.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2013 and 2012

Forfeitures

Forfeited amounts, if any, and earnings thereon, are available to reduce future employer contributions and to pay Plan expenses. As of December 31, 2013 and 2012, the Plan had accumulated forfeitures of $250,577 and $22,354, respectively. During the year ended December 31, 2013, forfeitures were used to pay $15,005 of Plan expenses and were applied to reduce $0 of employer contributions.

Payment of Benefits

Upon termination of service, retirement, death or disability, the vested portion of a participant's account may be distributed to the participant or beneficiary by transfer to another qualified plan or IRA account, through a lump-sum distribution or in installment payments. There are additional provisions for participants who work beyond normal retirement age or who terminate employment prior to reaching normal retirement age. If a participant's account balance is less than $5,000 but greater than $1,000 upon termination, a distribution of the participant's account may be made automatically into an IRA. If a participant's vested account balance is less than $1,000 upon termination, a distribution of the participant's account may be made automatically in a single lump-sum cash distribution.

In-service withdrawals of all or a portion of a participant's vested account balance may be made by participants who have attained the age of 59 1/2. Hardship withdrawals from a participant's deferral contribution accounts are permitted when certain criteria are met. However, subsequent to a hardship withdrawal, the participant's pre-tax and/or Roth after-tax contributions will be suspended for a period of six months. In-service withdrawals of all or a portion of a participant's rollover account balance may be withdrawn at any time.

Notes Receivable from Participants

The Plan allows participants to borrow funds from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Participants may elect a repayment term of up to 60 months, with longer terms available when the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at rates ranging from 4.25% to 6.0% which are based on the prime rate plus 1% as of the most recently completed quarter at the time the loan is made. Principal and interest are generally paid ratably through bi-weekly payroll deductions.

Plan Administration and Expenses

The Plan incurred administrative expenses of $6,367 for the year ended December 31, 2013. Fees related to the administration of notes receivables from participants are charged directly to the participants accounts and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments. Certain administrative expenses were paid directly by the Company. The Company has the option, but not the obligation, to pay any of the Plan's administrative expenses. In addition, certain administrative functions are performed by officers or employees of the Company for which the officer or employee receives no compensation from the Plan nor is the Plan charged by the Company for these services.

NOTE B ‑ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value on the Statements of Net Assets Available for Benefits, with an adjustment from fair value to contract value related to the Plan's interest in a collective trust which invests in a fully benefit-responsive investment contract. Fully benefit-responsive investment contracts held by defined contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2013 and 2012

because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the collective trust as well as the adjustment of the collective trust from contract value to fair value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for a further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of Plan assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2013 and 2012.

NOTE C - FAIR VALUE MEASUREMENTS

The Plan follows FASB guidance for fair value measurements which established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 − Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 − Unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and that are, consequently, not based on market activity, but upon particular valuation techniques.

An asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2013 and 2012

Common stock

Common stock which is actively traded is valued at the quoted market prices on nationally recognized securities exchanges are classified as Level 1 investments.

Mutual funds

Mutual funds, which are actively traded are valued at quoted market prices on nationally recognized securities exchanges and represent the net asset value of shares held by the Plan at year-end, are classified as Level 1 investments.

Collective trusts

The collective trust fund is comprised of a fully benefit-responsive investment fund at December 31, 2013 and 2012.

The Plan invests in a fully-benefit responsive investment fund, Federated Capital Preservation Fund (“the Fund”). The Fund is a stable value fund which seeks to provide investors stable principal and high current income. The Fund invests in guaranteed investment contracts (“GIC's”), separate account guaranteed investment contracts (“SGIC's”), synthetic guaranteed investment contracts (“SIC's”), money market mutual funds and other stable value products that can be carried at contract value. GIC's represent deposits which are guaranteed at a stated interest rate for the term of the contract. The fair value of GIC's is determined based on the present value of the contract's expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. SGIC's are portfolios of securities (fixed-income securities or shares of open-end mutual funds) held in a separate account owned and managed by or on behalf of the insurance company issuing the GIC for the exclusive benefit of investors in the separate account. SIC's are portfolios of securities owned by the Fund. Each of the SGIC's and SIC's has a wrap contract that provides a minimum guaranteed rate of return for the term of the contracts. The fair value of the SGIC's and SIC's is determined based on the fair value of the securities underlying each GIC. The underlying securities can be comprised of, primarily, over-the-counter market securities and open-end mutual funds. Over-the-counter securities such as fixed-income instruments, with remaining maturities greater than 90 days are fair valued using price evaluations provided by a pricing service. In addition, the fair value of the wrap contract is calculated using the contract value of the GIC as of the balance sheet date, giving consideration to any contractually agreed-upon replacement fees charged by the wrap contract provider. Short-term securities held by the Fund are stated at amortized cost (which approximates fair value) if maturity is 90 days or less at the time of purchase, or at market value if maturity is greater than 90 days at the time of purchase. The fair value of the Fund has been adjusted to contract value (cost plus accrued interest) in the Statements of Net Assets Available for Benefits. Investments in the Fund at December 31, 2013 and 2012 are classified as Level 2 investments.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2013 and 2012

The interest rate of the Fund (also known as the crediting rate) is initially based on the yield of the underlying securities and changes based on the experience of the cash flow and market value of the underlying fixed-income securities. The key factors that influence future interest crediting rates for the Fund's SGIC's and SIC's include: the level of market interest rates, the amount and timing of participant contributions, transfers and withdrawals into and out of the GIC, the investment returns generated by the fixed-income securities underlying the GIC's, and the duration of the fixed-income securities underlying the GIC. All SGIC's and SIC's in the Fund provide for a minimum interest crediting rate of zero percent, which is intended to protect participants' principal and accrued interest. The Fund's weighted average gross crediting interest rate was 1.23% and 2.33% as of December 31, 2013 and 2012, respectively. The average yield of the Fund for the year ended December 31, 2013 were as follows:

Ratio of year end market value yield to investments (at fair value):	1.21%
Ratio of year end crediting rate investments (at fair value):	1.46%

The Fund provides for daily redemptions by the Plan at reported net asset value per share, with no advance notification requirement for the purpose of funding a bona fide benefit payment, making a participant loan, honoring an employee-directed transfer of the employee's interest in the Plan to another investment election, or paying trust fees. Withdrawals from the Fund for any other purpose generally require 12 months advance written notice. Certain events limit the ability of the Fund to transact at contract value. These events may include, but are not limited to the following: mergers, mass layoffs, plan terminations, implementation of early retirement incentive programs or other events within the control of the Fund or the Plan Sponsor resulting in a material and adverse financial impact on the Fund's obligations under the GIC. No events have occurred that would prevent participants from transacting at contract value. There are no reserves against contract value for credit risk of the contract issuer or other-wise. The fair value of the investment in the Fund at December 31, 2013 and 2012 was $1,025,396 and $716,383, respectively.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the Plan's investments by level, within the fair value hierarchy, measured on a recurring basis at fair value as of December 31, 2013 and 2012:

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2013 and 2012

	Level 1	Level 2	Level 3	Total
December 31, 2013
Investments:
Common stocks:
Resource America, Inc.	$3,863,168	$—	$—	$3,863,168
Atlas Resource Partners, L.P.	11,080	—	—	11,080
Consumer goods	92,007	—	—	92,007
Basic materials	71,209	—	—	71,209
Financial services	6,346	—	—	6,346
Pharmaceutical	32,730	—	—	32,730
Technology	56,838	—	—	56,838
Services	36,130	—	—	36,130
	4,169,508	—	—	4,169,508

Mutual funds:
Value funds	3,818,479	—	—	3,818,479
Growth funds	4,663,337	—	—	4,663,337
Blended funds	4,827,570	—	—	4,827,570
Fixed income funds	2,996,998	—	—	2,996,998
Bank loan fund	102,361	—	—	102,361
Money market funds	568,136	—	—	568,136
Total mutual funds	16,976,881	—	—	16,976,881
Collective trust (1)	—	1,025,396	—	1,025,396
Total investments, at fair value	$21,146,389	$1,025,396	$—	$22,171,785

December 31, 2012
Investments:
Common stocks:
Resource America, Inc.	$2,686,078	$—	$—	$2,686,078
Resource Capital Corp, Inc.	34,440	—	—	34,440
Consumer goods	87,276	—	—	87,276
Basic materials	27,150	—	—	27,150
Financial services	11,600	—	—	11,600
Pharmaceutical	8,684	—	—	8,684
Technology	2,662	—	—	2,662
	2,857,890	—	—	2,857,890

Mutual funds:
Value funds	3,836,413	—	—	3,836,413
Growth funds	2,993,428	—	—	2,993,428
Blended funds	2,914,658	—	—	2,914,658
Fixed income funds	2,967,239	—	—	2,967,239
Bank loan fund	43,642	—	—	43,642
Money market funds	925,186	—	—	925,186
Total mutual funds	13,680,566	—	—	13,680,566
Collective trust (1)	—	716,383	—	716,383
Total investments, at fair value	$16,538,456	$716,383	$—	$17,254,839

(1)	Collective trust include investments in a fund that offers investors stable principal and high current income at December 31, 2013 and 2012.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2013 and 2012

There were no transfers between fair value levels during the year ended December 31, 2013.
NOTE D ‑ INVESTMENTS

The following table identifies the fair value of the Plan's investments that represent 5% or more of the Plan's net assets at December 31, 2013 and 2012:

	December 31,
	2013	2012
Mainstay Large Cap Growth Fund, Class A	$1,973,154	$1,476,862
PIMCO Total Return Fund, Class A	1,887,863	1,381,172
Hartford Dividend & Growth Fund, Class I	1,671,855	1,246,530
American Century Government Bond Fund, Class A	*	1,164,779
Blackrock S&P 500 Index Fund, Class I	1,546,146	1,114,383
Allianz NFJ Small Capital Value Fund, Class A	1,392,706	1,113,043
American Century Heritage Fund, Advisor Class	1,398,987	1,105,089
JP Morgan US Equity Fund, Class A	1,320,863	988,846
American Capital World Growth and Income Fund, Class R3	*	966,039
Self-directed brokerage accounts	1,825,227	1,593,454
Resource America, Inc. common stock	3,863,168	2,686,078
*     Fund does not represent 5% or more of the Plan's net assets as of December 31, 2013.

During the year ended December 31, 2013, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value as follows:

Mutual Funds	$2,217,616
Common Stocks	1,092,875
Net appreciation	$3,310,491

NOTE E - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets are invested in shares of common stock of Resource America, the Plan Sponsor. The Plan held 412,732 and 402,717 shares of the Company's common stock at December 31, 2013 and 2012, respectively. Certain Plan assets were invested in shares of common stock of Resource Capital Corp, Inc. ("RSO") and Atlas Resource Partners ("ARP"), affiliates of the Company, selected through the Self-directed brokerage accounts. The Plan held 0 and 6,150 shares of RSO common stock at December 31, 2013 and 2012. The Plan held 541 and 0 shares of ARP common stock at December 31, 2013 and 2012.

The Plan invested in a collective trust fund which was managed by an affiliate of the Plan's trustee. The Plan also permits loans to participants.

Certain administrative functions are performed by officers or employees of the Company for which the officers or employees receive no compensation from the Plan nor is the Plan charged by the Company for these services as discussed in Note A.

These transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2013 and 2012

NOTE F - TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the IRS dated March 31, 2008 stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (Code), and therefore, the related trust is tax exempt.  The Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Sponsor will take any action necessary to maintain the Plan's tax-qualified status.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to federal income tax examinations for years prior to 2010.

NOTE G ‑ PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would become 100% vested in Company contributions.

NOTE H - RISKS AND UNCERTAINTIES

The Plan provides for participants to invest in various investment securities which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to the applicable Form 5500 filings:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$22,534,019	$17,634,350
Amounts allocated to withdrawing participants	(5,948)	(83,625)
Adjustment from contract value to fair value for interests in collective trusts relating to fully benefit-responsive investment contracts	2,951	12,404
Net assets available for benefits per the Form 5500	$22,531,022	$17,563,129

The following is a reconciliation of the Plan's net increase in net assets available for benefits per the financial statements for the year ended December 31, 2013 to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$4,899,669
Amounts allocated to withdrawing participants	(5,948)
Amounts allocated to withdrawing participants in prior year	83,625
Change in adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts from December 31, 2012 to December 31, 2013	(9,453)
Net increase in net assets available for benefits per the Form 5500	$4,967,893

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2013 and 2012

NOTE J - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events occurring through the date that these financial statements were issued and determined that no subsequent events have occurred which would require an adjustment or additional disclosure to the financial statements.

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SUPPLEMENTAL INFORMATION

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4i −
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

Employer Identification Number: 72-0654145
Plan Number: 001

		(c)
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	(e) Current Value
*	Resource America, Inc. (Nasdaq: REXI)	Common Stock	x	$3,863,168
* #	Atlas Resource Partners, L.P. (NYSE: ARP)	Common Stock	x	11,080
	Mainstay Large Capital Growth Fund, Class A	Mutual Fund	x	1,973,154
	PIMCO Total Return Fund, Class A	Mutual Fund	x	1,887,863
	Hartford Dividend & Growth Fund, Class I	Mutual Fund	x	1,671,855
	American Century Government Bond Fund, Class A	Mutual Fund	x	777,532
	Blackrock S&P 500 Index Fund, Class I	Mutual Fund	x	1,546,146
	Allianz NFJ Small Capital Value Fund, Class A	Mutual Fund	x	1,392,706
	American Century Heritage Fund, Advisor Class	Mutual Fund	x	1,398,987
	JP Morgan US Equity Fund, Class A	Mutual Fund	x	1,320,863
	American Capital World Growth and Income Fund, Class R3	Mutual Fund	x	1,057,978
	Thornburg International Value Fund, Class R4	Mutual Fund	x	639,724
	John Hancock Disciplined Value Mid Cap Fund, Class A	Mutual Fund	x	709,495
	MFS International Value Fund, Class A	Mutual Fund	x	539,700
	Janus Triton Fund, Class A	Mutual Fund	x	511,559
	Blackrock Inflation Protection, Class A	Mutual Fund	x	15,692
	Pimpco Foreign Bond Fund, Class A USD Hedge	Mutual Fund	x	8,782
	Self-directed brokerage accounts	Mutual Fund/Common Stock	x	1,814,147
	BIF Money Fund	Money Market	x	5,958
	Federated Capital Preservation Fund	Collective Trust	x	1,025,396
	Total investments			$22,171,785

*	Notes receivable from participants	4.25%	x	$362,761

*    Represents a party-in-interest
x    Cost is not required for participant-directed investments
#    Represents an investment included in the self-directed brokerage accounts

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The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
June 25, 2014	By: /s/ Dean R. McQuirns
Dean R. McQuirns
Plan Administrator

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